EXHIBIT 3

                           CERTIFICATE OF AMENDMENT TO
                          ARTICLES OF INCORPORATION OF
                              SONOMA VALLEY BANCORP

Mel Switzer, Jr. and Suzanne Brangham certify that:

1. They are the President and Secretary, respectively, of Sonoma Valley Bancorp, a California corporation.

2. Article III of the Articles of Incorporation of this corporation is amended to read as follows:

                                       III

                    The  corporation  is  authorized  to issue only one class of shares of stock, designated "Common Stock," and the total number of shares which the corporation is authorized to issue is Ten Million (10,000,000).

                    Effective  August  6,  2004,  each two (2)  shares of Common
               Stock issued and outstanding shall be split and converted into three (3) shares of Common Stock. No fractional shares will be issued. In lieu of fractional shares, the corporation will pay the cash amount equal to the fraction multiplied by the closing price of common stock on the effective date of this Certificate of Amendment.

3. The foregoing amendment of the Articles of Incorporation has been duly approved by the board of directors.

4. The corporation has only one class of shares outstanding and the forgoing amendment effects only a stock split. Section 902(c) of the California
Corporations Code does not require shareholder approval for the forgoing amendment.

                    We further  declare  under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.



__________ ___, 2004                   _________________________________________
                                       Mel Switzer, Jr., President



__________ ___, 2004                   _________________________________________
                                       Suzanne Brangham, Secretary